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                           April 22, 2024

       Quek Leng Chuang
       Chief Executive Officer
       ESGL Holdings Ltd
       101 Tuas South Avenue 2
       Singapore 637226

                                                        Re: ESGL Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 12,
2024
                                                            File No. 333-278644

       Dear Quek Leng Chuang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios at 202-551-8770 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              David Levine, Esq.